Exhibit 99.B(d)(21)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Qtron Investments LLC

Dated December 5, 2018, as amended April 1, 2020

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

Emerging Markets Equity Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional International Trust Emerging Markets Equity Fund and the average daily value of the assets of any other SEI mutual fund or account to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services pursuant to an Emerging Markets Equity mandate (each a “Emerging Markets Equity Fund” collectively the “Emerging Markets Equity Funds”. The pro rata portion of the total fee (as determined pursuant to this paragraph) attributable to each Emerging Markets Equity Fund will be based on the relative values of the average daily Assets of the Emerging Markets Equity Funds managed by the Sub-Adviser (as set forth below):

[REDACTED]

As of the effective date of this Agreement the Emerging Markets Equity Funds are as follows:

•                  SEI Institutional International Trust Emerging Markets Equity Fund;

•                  (SEI Canada) Emerging Markets Equity Fund; and

•                  SGMF Emerging Markets Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation		Qtron Investments LLC

By:	Stephen MacRae	By:	Dr. Dmitri Kantsyrev

Name:	Stephen MacRae	Name	Dr. Dmitri Kantsyrev

Title:	Vice President	Title:	Partner, Portfolio Manage